SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2013

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated October 21, 2013	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: October 22, 2013	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

 The unaudited financial data of the Group for the first three quarters of 2013 reflected:

•	Operating revenue[1] reached RMB463.0 billion, up by 9.4% over the same period of last year

•	EBITDA of RMB185.7 billion, down by 0.9% over the same period of last year

•	Profit attributable to equity shareholders of RMB91.5 billion, down by 1.9% over the same period of last year

In accordance with the Company’s disclosure policy and in order to further enhance the transparency of the Group and provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group in a timely manner, the board of directors (the “Board”) of China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first three quarters of 2013.

[1]	Prior to 2013, the sales of products were incidental to the Group’s telecommunications services. In 2013, the Group’s sales of products have become more than incidental as a result of business development and accordingly, the Group presents the revenue from sales of products and related cost of products sold separately and the comparative figures have been presented on the same basis. Such change in presentation had no impact on reported profit or net assets for any of the periods presented.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data

	For the period from 1 January 2013 to 30 September 2013	For the period from 1 January 2012 to 30 September 2012	Change
Operating Revenue (RMB)	463.008 billion	423.032 billion	9.4%
EBITDA (RMB)	185.672 billion	187.295 billion	-0.9%
EBITDA Margin	40.1%	44.3%
Profit Attributable to Equity Shareholders (RMB)	91.495 billion	93.305 billion	-1.9%
Margin of Profit Attributable to Equity Shareholders	19.8%	22.1%

Operating Data

	As at 30 September 2013/ For the period from 1 January 2013 to 30 September 2013	As at 30 June 2013/ For the period from 1 January 2013 to 30 June 2013
Total Customers	755.19 million	740.15 million
Net Additional Customers for the relevant reporting period	44.89 million	29.86 million
3G Customers	169.50 million	137.88 million
Net Additional 3G Customers for the relevant reporting period	81.57 million	49.95 million
Average Revenue per User per Month (ARPU) during the relevant reporting period (RMB/user/month)	66	66
Total Voice Usage for the relevant reporting period (minutes)	3,220.3 billion	2,137.6 billion
Average Minutes of Usage per User per Month (MOU) during the relevant reporting period (minutes/user/month)	490	495
Wireless Data Traffic for the relevant reporting period (MB)	1,351.0 billion	891.4 billion
of which:
Mobile Data Traffic (MB)	364.9 billion	222.8 billion
WLAN Data Traffic (MB)	986.1 billion	668.6 billion
SMS Usage for the relevant reporting period (messages)	570.3 billion	381.7 billion

In the first three quarters of 2013, the Group experienced severe difficulties and challenges arising from increasingly complex competition in the information and communications industry, greater impact from Over The Top (OTT) products on the traditional communications industry and more intense horizontal competition due to the continued increase in mobile penetration. Faced with such difficult competitive landscapes, the Group persisted with the mantra of “Customers are our priority, quality service is our principle”, focused on the improvement in quality and services, embraced the strategic transformation and deepened reform and innovation. With outstanding management as well as the joint efforts of all the staff, the Group sustained positive trends in its overall operation and development and maintained the leading position of the industry in respect of operating results. The Group’s operating revenue of the first three quarters of 2013 reached RMB463.0 billion, representing an increase of 9.4% compared to the same period of last year. EBITDA reached RMB185.7 billion, representing a decrease of 0.9% compared to the same period of last year. Profit attributable to equity shareholders reached RMB91.5 billion, representing a decrease of 1.9% compared to the same period of last year. Margin of profit attributable to equity shareholders was maintained at a relatively high level of 19.8%.

In the first three quarters of 2013, the Group continuously focused its efforts on the sale of TD terminals and marketing, consolidated its customer base and managed to achieve an overall stable operation development. The average monthly net additional customers for the first three quarters reached nearly 5 million and as at 30 September 2013, the number of customers reached 755 million. With the evident increasing growth of 3G customers, the number of 3G customers reached 170 million. As the number of low usage customers increased, the scenario of “one customer with multiple SIM cards” became more and more popular and the Group had continued to steadily promote tariff adjustment, ARPU continued to decline during the relevant reporting period. However, in order to mitigate the impact brought by the decline of the traditional businesses on the operating results, the Group further strengthened the value retention for the traditional businesses. By exploring the growth potential for voice businesses through market segment and precision marketing, total voice usage for the first three quarters of 2013 increased by 3.1% compared to the same period of last year. In addition, the Group capitalized on the unique opportunity in the rapid mobile Internet development and actively promoted the data business development. The wireless data traffic in the first three quarters of 2013 increased by nearly 1.2 times compared to the same period of last year and the rapid wireless data traffic business development has played an important role in stabilizing the operating revenue and promoting sustainable development.

At present, China has regarded the promotion of information consumption as one of the most important measures for implementing economic transformation and upgrading, which will continue to provide impetus for sustainable development of the industry. The acceleration of 4G license issuance will on the one hand, create favorable conditions for the Group’s transformation and structural adjustment and on the other hand, increase the pressure on the Group’s resource allocation. Facing both challenges and opportunities, the Group will leverage its existing advantages and core competitiveness, expedite the strategic transformation, innovation and development, strengthen its operations in existing business, data traffic and corporate customer services, uphold the principles of forward-looking planning, effective resource allocation, rational investment and refined management in cost allocation, achieve a low-cost, highly efficient operation, maintain a balance between the Group’s short-term performance and long-term development, make efforts on maintaining the stable development of its businesses and the leading position in the operating results of the industry, and thereby, continuously create value for its shareholders.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board

China Mobile Limited

Xi Guohua

Chairman

Hong Kong, 21 October 2013

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

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